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                                                                     Exhibit 4.1


HIGHAM, MCCONNELL & DUNNING
28202 Cabot Road, Suite 450
Laguna Niguel, California 92677
Tel: 714/365-5515
Fax: 714/365-5522



September 25, 1996


R. Gordon Root
President
Norris Communications, Inc.
12725 Stowe Drive
Poway, California 92064


Re:      Engagement Letter/Service Agreement


Dear Bob:

We are pleased that you have asked Higham, McConnell & Dunning to provide you with corporate legal services. This letter is written to confirm our arrangements concerning the payment of legal fees and certain other costs which may arise in connection with our representation. We ask that you review it, sign the enclosed copy, and return the signed copy in the enclosed envelope.

Fees for our services will be charged on an hourly basis for all time actually expended on your behalf. The hourly rates assigned to those providing legal services vary according to the expertise and level of experience of the individual attorney. The hourly rates presently range from $80.00 for paralegals to $250.00 for the more senior attorneys in our office. Hourly rates are reviewed periodically, and when appropriate, are occasionally adjusted. Such adjustments are ordinarily made on an annual basis, effective as of the beginning of each calendar year, though they may occur at other times. We do not generally send any notice of a change in hourly rates. Depending on the scope of the project, we may also request a retainer prior to performing a substantial amount of work.

With respect to your corporate reorganization, related matters and certain other designated matters, on the basis of the work performed and to be performed in connection therewith, we have agreed to accept in payment of our fees up to $200,000 in common stock valued at the closing bid price as of the date of issuance, together with warrants to purchase up to 150,000


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Norris Communications, Inc.
September 25, 1996
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shares of common stock with an exercise price equal to the closing bid price as of the date hereof, such stock and warrants to be registered on Form S-8, with the remainder to be paid in cash.

I anticipate that I will be the attorney principally involved in this matter. However, we always attempt to provide quality, timely legal services at the most economical hourly rates and, accordingly, may utilize others if appropriate.

In addition to the fees for legal services rendered, you will be responsible for all out-of-pocket expenses which we incur on your behalf, such as filing fees, reproduction and telecommunication charges, word processing charges, secretarial overtime, travel, parking, messenger charges and long distance telephone charges. In the event the amount of any costs are substantial, it is the firm's policy to obtain payment directly by the client, and we will request checks in advance for these amounts as required.

Normally, you will receive monthly statements which will set forth an itemized list of the work performed and all out-of-pocket expenses advanced, if any, during the previous month. However, if we perform minimal services in a particular billing period, we may send a statement covering more than one billing period. All statements will be payable within 10 days following receipt. All balances which remain unpaid 30 days after the statement date will accrue interest at the rate of 1% per month.

If you disagree with our fee as shown in any statement, please call me. Typically, we resolve such disagreements to the satisfaction of both sides with little inconvenience or formality. If we are not able to resolve a fee dispute, you have the right to request arbitration under supervision of the California State Bar Association. We agree to participate fully in that process.

From time to time you may wish to ask me for estimates of the fees and costs of the work which we will perform for you. I will be happy to provide you with such estimates but they will be just that--estimates. I cannot guarantee that the actual fees and costs will not be higher than estimated amounts, because complicated business transactions often involve unexpected difficulties which take time and effort to resolve.

This letter agreement will continue in effect according to its terms, unless terminated by us or by you in writing. Either party may send to the other a written notice of termination at any time. If either party terminates this Agreement, we will stop all work for you consistent with ethical requirements. If you do not pay any invoice promptly on or before the 30th day following the date of our statement, we will not have any further duty to represent you, regardless of the status of the matter at the time of non-payment. Following termination, we


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Norris Communications, Inc.
September 25, 1996
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will promptly bill you for all outstanding services and costs incurred through the termination date. If a dispute arises, the prevailing party will be entitled to recover fees and costs of counsel.

Generally, we keep each client's legal files for 10 years after we close the file. After 10 years, we destroy those files unless the client tells us otherwise.

If the foregoing is agreeable to you, please indicate your agreement by executing the enclosed copy of this letter and returning it to me in the enclosed return envelope which is provided for your convenience.

My partners and I look forward to working with you.

Very truly yours,

HIGHAM, McCONNELL & DUNNING

/s/ Curt C. Barwick

Curt C. Barwick



CCB:mhc
Enclosure


The undersigned hereby agrees to the foregoing.

Dated:  September 25, 1996

NORRIS COMMUNICATIONS, INC.



By:      /s/ Kathleen E. Terry
         -------------------------
Title:   Chief Financial Officer



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